08027017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 2 6 2008

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27463

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mid Atlantic Capital Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Waterfront Place, Suite 510
(No. and Street)

Pittsburgh (City) PA (State) 15222 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph F. Banco 412-391-7077 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally, Lally & Co, LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Ste 800 (Address) Pittsburgh (City) PA (State) 15237-5851 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 0 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

gP 3/7/08

OATH OR AFFIRMATION

I, Joseph F. Banco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid Atlantic Capital Corp., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Stacey Madison, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires Feb. 7, 2009
Member, Pennsylvania Association of Notaries

Joseph F. Banco
Signature

CFO
Title

Stacey Madison
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KozloffStoudt
Attorneys

February 21, 2008

Board of Directors
Mid Atlantic Capital Corp.
1251 Waterfront Place
Suite 510
Pittsburgh, PA 15222

RE: Consolidated Computations of Net Capital and Aggregate Indebtedness for LPA Insurance Agency, Inc.

Ladies and Gentlemen:

We have heretofore acted as special counsel for Mid Atlantic Capital Corp., a Pennsylvania corporation and registered broker-dealer (the "Company"), in connection with the acquisition by the Company (the "Acquisition") of all of the outstanding capital stock of LPA Insurance Agency, Inc., a California corporation and licensed insurance agency ("LPA"). Upon consummation of the Acquisition, LPA became a wholly-owned subsidiary of the Company.

Subsequent to the Acquisition, for financial accounting purposes, the Company consolidates the assets and liabilities of LPA with its own assets and liabilities in a single computation. In connection with consolidating LPA's assets with its own assets for financial accounting purposes, the Company has reduced its consolidated net worth by the amount of taxes the Company has anticipated would be incurred upon a distribution of LPA's assets in liquidation and dissolution of LPA. Also, to the extent that any of LPA's liabilities would be subordinated to the claims of present or future creditors pursuant to a subordination agreement between the Company and LPA, the Company would not add such liabilities to the Company's consolidated net worth unless such subordination extended to the claims of present or future creditors of the Company. To the extent that any such subordinated liabilities existed at any time, those liabilities would not be prepaid, repaid or accelerated if such prepayment, repayment or acceleration would otherwise cause the Company and LPA to be unable to comply with the provisions of 17 CFR §240.15c3–1d (relating to satisfactory subordination agreements).

The Company does not guarantee, endorse or assume, directly or indirectly, any liabilities or obligations of LPA.

Because the Company is a registered broker-dealer, the Company is subject to and governed by the rules and regulations of, among other regulatory authorities, the National Association of Securities Dealers ("NASD") and the Securities Exchange Commission ("SEC"). Among other requirements, the Company is required to compute its net capital and aggregate indebtedness in accordance with the provisions of 17 CFR §240.15c3-1. The Company is in compliance with the NASD's net capital requirements.

This opinion is being delivered in accordance with the provisions of 17 CFR §240.15c3-1(c)(b)(2) because the Company consolidates LPA's assets and liabilities with its assets and liabilities for financial accounting purposes even though the liabilities and obligations of LPA are not guaranteed, endorsed or assumed, directly or indirectly, by the Company.

For purposes of rendering the opinions set forth below, we have been furnished with and have examined originals or copies, certified or otherwise identified to our satisfaction, of (i) the Articles of Incorporation of the Company, together with all amendments thereto; (ii) the Articles of Incorporation of LPA, together with all amendments thereto; (iii) the Bylaws of the Company, as amended, (iv) the Bylaws of LPA, as amended; (v) the minute books of the Company, including certain resolutions of the Board of Directors of the Company; (vi) the minute books of LPA, including certain resolutions of the Board of Directors of LPA; (vii) the stock ledger and stock transfer records of LPA; (viii) the consolidated financial statements of the Company for the fiscal years ended December 31, 2005, December 31, 2006 and December 31, 2007; and (ix) such other documents, records, agreements and/or other instruments of the Company and LPA as we have deemed necessary and relevant for purposes hereof. In addition, we have made such investigations of law and fact as we have deemed appropriate as a basis for the opinions expressed below.

In addition, we have relied with your permission on certificates and statements of public officials, officers and employees of, and accountants for, the Company and LPA as to certain matters of fact relating to the opinions set forth below and have made such investigations of law as we have deemed necessary and appropriate as a basis hereof. For purposes of these opinions, we have also assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents, records, agreements and/or instruments submitted to us as originals, the conformity to original documents, records, agreements and/or instruments of all documents, records, agreements and/or instruments submitted to us as copies, and the truthfulness of all statements of fact contained therein.

We note that LPA is a California business corporation and an insurance agency licensed under the provisions of California law. As you are aware, we are attorneys admitted to practice only before the courts of the United States and the Commonwealth of Pennsylvania. Accordingly, we express no opinion with respect to matters governed by the laws of any other jurisdiction. Consequently, in rendering the following opinions, we are expressing no opinions as to laws other than the internal laws of United States and the Commonwealth of Pennsylvania.

Based upon and subject to the foregoing and the qualifications, limitations or restrictions hereinafter set forth, and having due regard for such legal considerations as we deem relevant, we are of the opinion that the Company may cause LPA's net assets to be distributed to it at any time, including within 30 calendar days. This opinion is based on the following:

1. LPA is wholly-owned and controlled by the Company.

2. The Company, as the sole shareholder of LPA, has the authority to elect and/or remove the entire board of directors of LPA. Therefore, the Company has control over the LPA's board of directors.

3. Because the Company is the sole shareholder of LPA, the Company may elect to voluntarily wind up and dissolve LPA at any time. Upon commencement of voluntary proceedings for the winding up of LPA, LPA's board of directors would be charged with the responsibility and authority of winding up and settling LPA's affairs, including paying or providing for the payment of LPA's known debts and liabilities, together with the payment or the provision for the payment of all required income and franchise taxes. The board of directors would also be responsible for distributing LPA's remaining assets to the Company, as the sole shareholder of LPA. Because the Company controls LPA's board of directors, the Company has the ability to control the timing and distribution of LPA's assets in liquidation.

If LPA's board of directors distributes assets in excess of LPA's liabilities to the Company, then the Company would be responsible and liable to LPA's customers, general creditors, employees, litigants and governmental or regulatory authorities, including the Franchise Tax Board of the State of California, in an amount up to and including the amount distributed to the Company in liquidation and dissolution. When LPA has been completely wound up, LPA's board of directors is required to file a certificate of dissolution with the Secretary of State of the State of California, and, upon filing of the certificate of dissolution, the corporate powers, rights and privileges of LPA would cease.

The opinion in this letter is limited to the matters set forth herein; no Opinion may be inferred or implied beyond the matters expressly stated in this letter; and the opinion must be read in conjunction with the assumptions, limitations, exceptions and qualifications set forth in this letter. We assume no obligation to update this opinion to advise you of any changes in facts or laws subsequent to the date hereof. This opinion letter may not be referred to, or described, furnished or quoted to, any other person, firm or entity, without in each instance our prior written consent.

Very truly yours,

KOZLOFF STOUDT

Kozloff Stoudt

AG1702

MID ATLANTIC FINANCIAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of
Mid Atlantic Capital Group, Inc.)

FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

MID ATLANTIC FINANCIAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)
FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

CONTENTS

Lally, Lally & Co. LLC
Certified Public Accountants & Business Advisors

5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851
Telephone 412•367•8190
Facsimile 412•366•3111
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

Mid Atlantic Financial Management, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying balance sheets of **Mid Atlantic Financial Management, Inc.** (a wholly owned subsidiary of Mid Atlantic Capital Group, Inc.) as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Mid Atlantic Financial Management, Inc.** as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Lally, Lally & Co. LLC

February 2, 2008

MID ATLANTIC FINANCIAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)
BALANCE SHEETS
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS		
Current Assets		
Cash	$ 417,854	$ 217,704
Accounts Receivable	71,991	103,912
Other Current Assets	375,879	345,627
Total Current Assets	865,724	667,243
Property and Equipment - Net	-	10,192
Partnership Investments	425,479	496,441
Total Assets	$ 1,291,203	$ 1,173,876
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts Payable	$ 22,070	$ 26,152
Payable to Parent Company	424,480	576,955
Deferred Revenue	493,654	449,166
Other Accrued Expenses	55,707	58,659
Total Current Liabilities	995,911	1,110,932
Stockholder's Equity		
Common Stock - $1 Par Value, 100 Shares Authorized, Issued and Oustanding	100	100
Additional Paid-In Capital	628,878	628,878
Accumulated Deficit	(333,686)	(566,034)
Total Stockholder's Equity	295,292	62,944
Total Liabilities and Stockholder's Equity	$ 1,291,203	$ 1,173,876

The accompanying notes are an integral part of these financial statements.

MID ATLANTIC FINANCIAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
REVENUE		
Investment Advisory Fees	$ 8,914,322	$ 7,904,984
Financial Planning, Consulting, and Administrative Fees	227,496	17,496
Total Revenue	9,141,818	7,922,480
OPERATING EXPENSES		
Associated Persons and Solicitor Compensation	5,033,175	4,260,705
Investment Manager Fees	1,487,319	1,540,680
General and Administrative Expenses	2,434,402	2,637,761
Total Operating Expenses	8,954,896	8,439,146
Income (Loss) From Operations	186,922	(516,666)
Other Income		
Interest and Investment Income	45,426	59,281
Net Income (Loss)	$ 232,348	$ (457,385)

The accompanying notes are an integral part of these financial statements.

MID ATLANTIC FINANCIAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance - December 31, 2005	$ 100	$ 628,878	$ (108,649)	$ 520,329
Net Loss	-	-	(457,385)	(457,385)
Balance - December 31, 2006	100	628,878	(566,034)	62,944
Net Income	-	-	232,348	232,348
Balance - December 31, 2007	$ 100	$ 628,878	$ (333,686)	$ 295,292

The accompanying notes are an integral part of these financial statements.

MID ATLANTIC FINANCIAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
OPERATING ACTIVITIES		
Net Income (Loss)	$ 232,348	$ (457,385)
Noncash Items Included in Net Income (Loss)		
Depreciation	10,192	41,484
Investment Income	(29,038)	(48,845)
Changes In		
Accounts Receivable and Other Current Assets	1,669	289,063
Accounts Payable and Other Accrued Expenses	(7,034)	(83,036)
Deferred Revenue	44,488	70,537
Net Cash From Operating Activities	252,625	(188,182)
INVESTING ACTIVITIES		
Proceeds from Redemption of Investments	100,000	32,807
FINANCING ACTIVITIES		
Net Payable to Parent Company	(152,475)	257,135
Net Increase in Cash	200,150	101,760
Cash - Beginning	217,704	115,944
Cash - Ending	$ 417,854	$ 217,704

The accompanying notes are an integral part of these financial statements.

1 – ORGANIZATION

Mid Atlantic Financial Management, Inc. (the Company) was incorporated under the laws of the Commonwealth of Pennsylvania on September 1, 1983. The Company is a wholly owned subsidiary of Mid Atlantic Capital Group, Inc. (Parent), a Delaware corporation.

The Company operates as an investment advisor registered with the U.S. Securities and Exchange Commission. The Company is a qualified professional asset manager (QPAM) and provides investment advice, financial planning, consulting, and administrative services primarily to individual investors located throughout the United States.

As a QPAM, the Company is required to maintain minimum capital requirements of $1 million as specified under the Investment Advisors Act of 1940 and Department of Labor Rules and Regulations. A company can satisfy the minimum capital requirement if an affiliate meets the minimum capital requirement and guarantees payment of the company's liabilities. The Company has met the minimum capital requirement through a guarantee of its liabilities by its Parent company.

2 – SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles. In order to facilitate the understanding of the data included in the financial statements, summarized below are the more significant accounting policies.

Estimates Used

The Company uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions may affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. The Company's significant estimates are primarily associated with the value of its partnership investments. Actual results could vary from the estimates that were used.

Cash

The Company maintains its cash in a bank located in Pittsburgh, Pennsylvania. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At certain times during the year, the Company's cash balances may exceed this limit. The Company has not experienced any losses associated with these balances.

For the purposes of the statements of cash flows, the company considers all short-term, highly liquid investments with a maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company provides an allowance for doubtful accounts. In the opinion of management, no allowance was deemed necessary at December 31, 2007 and 2006.

2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Depreciation

Property and equipment is recorded at cost and is depreciated using the straight-line method over the estimated useful lives of the assets. Expenditures that increase the economic useful lives of the assets are capitalized. General repairs and maintenance are charged to expense as incurred.

Investment Advisory Fees

Investment advisory fees charged to customers are billed quarterly, but are recognized as earned on a pro rata basis. Unearned fees are included in the accompanying balance sheets under the caption "deferred revenue."

Associated Persons and Solicitor Compensation

Fees are paid to associated persons and solicitors based upon negotiated percentages of fees generated. Fees that have been paid, which relate to deferred revenues, are not recognized as expense until the revenue is recognized as earned. These amounts are reflected in the accompanying balance sheets under the caption "other current assets." Unpaid fees due to associated persons and solicitors are reflected in the accompanying balance sheets under the caption "other accrued expenses."

Income Taxes

The Company has elected treatment as a qualified subchapter S subsidiary of its Parent (QSub) for federal and state income taxation purposes. As a QSub, the Company's operating results are combined with its Parent's (an "S" Corporation) income tax returns. This election relieves the Company of most federal and state income tax liability, with its income being taxable directly to its Parent's stockholder.

3 – PROPERTY AND EQUIPMENT

The Company's property and equipment consisted of the following at December 31:

	2007	2006
Equipment	$ -	$ 146,166
Furniture	30,396	30,396
Leasehold Improvements	-	170,243
Artwork	22,721	22,721
	53,117	369,526
Accumulated Depreciation	(53,117)	(359,334)
	$ -	$ 10,192

3 – PROPERTY AND EQUIPMENT (CONTINUED)

In 2007 and 2006, the Company recognized write-downs of fully depreciated property and equipment that was no longer in service. The property and equipment, which had been fully depreciated, had an original cost of approximately $316,400 in 2007 and $825,200 in 2006. The write-downs had no effect on 2007 or 2006 operating results.

Depreciation expense was approximately $10,200 in 2007 and $41,500 in 2006.

4 – RELATED PARTY TRANSACTIONS

Consulting Services

During 2007, the Company provided consulting services to an affiliated entity for which the Company received consulting fees of approximately $200,000.

Management Fees

The Company has entered into an agreement with its Parent through which the Company obtains various management and advisory services. The agreement calls for annual renewal until terminated by either party. Under the terms of the agreement, the Company incurred and paid management fees expense of approximately $582,000 for the year ended December 31, 2007.

Overhead and Other Costs

The Company has entered into an agreement with its Parent concerning overhead costs. A significant portion of the Company's general and administrative expense consists of overhead cost allocations from its Parent. However, certain operating expenses specific to the Company are normally incurred and recognized directly by the Company. The Parent incurs the majority of payroll and related taxes, rents, office and other expenses on behalf of itself and its various subsidiaries (the Group). These overhead costs are shared by the subsidiaries based on an allocation of Group compensation among the Parent and its subsidiaries or by other cost allocation methods. The Company recognized payroll, rents, office, and other expenses under this overhead cost arrangement of approximately $1.7 million in 2007 and $1.5 million in 2006.

Investment Advisory Fees

The Company generally charges its clients an investment advisory fee calculated at a flat percentage of assets under management. Certain of these investment advisory fees are for periodic investment monitoring and reporting services, third party investment advisory charges, and investment transaction clearing and execution charges incurred by Mid Atlantic Capital Corporation, a registered securities broker-dealer, and a wholly owned subsidiary of the Parent. These expenses have been allocated to the Company through the Parent. For the years ended December 31, 2007 and 2006, these expenses totaled approximately $180,700 and $193,000, respectively.

4 – RELATED PARTY TRANSACTIONS (CONTINUED)

Investment Advisory Fees (Continued)

The Company has investments in partnerships that have been organized by the Group. The Company charges quarterly management fees to these partnerships based on each limited partner's beginning capital account for the quarter. The ownership interest in these partnerships at December 31, 2007, approximate fees charged for 2007 and 2006, and approximate annual fee percentage are detailed as follows:

Partnership Name	Ownership Interest	2007 Annual Fee Charged	2006 Annual Fee Charged	Annual Fee %
Diversified Capital Partners (DCP)	.47%	$ 77,201	$ 71,155	1.95%
Healthcare Investment Opportunities Fund, LP (HCIOF)	–	–	40,755	–
Mid Atlantic Securities Partnership (MASP)	.21%	92,521	79,107	1.00%
Select Opportunity Fund, LP (Select)	1.25%	259,904	196,171	1.00%

Partnership Investments

Partnership Investments consist of various general partner ownership interests of less than 20% in DCP, MASP, HCIOF, and Select which are private investment partnerships. As the general partner of these partnerships, the Company has restrictions on when its general partnership interests can be sold. These investments are carried at fair value and totaled approximately $425,500 and $496,400 at December 31, 2007 and 2006 respectively.

Payable to Parent Company

Amounts due to the Parent company, principally resulting from allocated overhead cost charges, are reflected as current liabilities in the accompanying balance sheets. These balances are non-interest bearing and have no fixed repayment terms.

END